Exhibit 3.14

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

WALTER EXPLORATION & PRODUCTION LLC

A Delaware Limited Liability Company

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF WALTER EXPLORATION & PRODUCTION LLC (this “Agreement”), is adopted and executed as of May 28, 2010.

Recitals

WHEREAS, a certain Limited Liability Company Agreement for Walter Exploration & Production LLC, formerly known as HighMount Exploration & Production Alabama LLC (the “Company”), was executed by its sole member on July 24, 2007 (the “Original LLC Agreement”), and amended and restated on November 10, 2008 to correct certain administrative errors (the “Amended and Restated LLC Agreement”);

WHEREAS, the Member desired to further amend and restate the Amended and Restated LLC Agreement effective May 28, 2010 to change the Company name to Walter Expoloration & Production LLC.

NOW, THEREFORE, BE IT:

RESOLVED, that the following is the Amended and Restated Limited Liability Company Agreement for Walter Exploration & Production LLC.

Agreement

1.                                    Formation. Walter Exploration & Production LLC (the “Company”) has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the “Act”).

2.                                    Term. The Company shall have a perpetual existence.

3.                                    Purposes. The purposes of the Company are to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act.

4.                                    Sole Member. Walter Natural Gas, LLC, a Delaware limited liability company (“Buyer”), and any successor to Buyer, shall be the sole member of the Company (the “Member”).

5.                                    Capital Contributions. The Member may, from time to time, make such contribution of cash, and other property to the Company as the Member may determine in its sole discretion. Without creating any rights in favor of any third party, the Member may, from time to time, make additional contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

6.                                    Taxes. The Member shall prepare and timely file (on behalf of the Company) all state and local tax returns, if any, required to be filed by the Company. 1 The Company and the Member acknowledge that for federal income tax purposes, the Company will be disregarded as an entity separate from the Member pursuant to Treasury Regulation §301.7701-3 as long as all of the member interests in the Company are owned by the Member.

7.                                    Distributions. The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) to enjoy all other rights, benefits and interests in the Company.

8.                                    Management. The management of the Company is fully reserved to the Member, and the Company shall not have “managers” as that term is used in the Act. The Member may appoint a President, Chief Financial Officer, one or more Vice Presidents, a Secretary and/or one or more other officers as it deems necessary, desirable or appropriate, with such authority and upon such terms and conditions as the Member deems appropriate. Any such officer shall serve at the pleasure of the Member and may be removed, with or without cause, by the Member.

9.                                    Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Member may elect. No other event (including, without limitation, an event described in Section 18-801(4) of the Act) will cause the Company to dissolve.

10.                             Liability of Member. The Member shall not have any liability for the obligations or liabilities of the Company except to the extent provided for in the Act

11.                             Exculpation and Indemnity. The Member or officers of the Company shall not be liable or accountable in damages or otherwise to the Company for any act or omission dome or omitted by him in good faith, unless such act or omission constitutes gross negligence, willful misconduct, or a breach of this Agreement on the part of the Member, or officers of the Company. The Company shall indemnify the Member or officers of the Company to the fullest extent permitted by law against any loss, liability, damage, judgment, demand, claim, cost or expense incurred by or asserted against the Member or officers of the Company (including, without limitation, reasonable attorneys’ fees and disbursements incurred in the defense thereof) arising out of any act or omission of the Member or officers in connection with the Company, unless such act or omission constitutes bad faith, gross negligence or willful misconduct on the part of the Member or officers of the Company.

12.                             Governing Law. This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware without regard to the principle of conflict-of-laws.

IN WITNESS WHEREOF, the Member has executed this Agreement on this 28th day of May, 2010.

WALTER NATURAL GAS, LLC

By:	/s/ Miles C. Dearden
Name:	Miles C. Dearden, III
Title:	Vice President and Treasurer